EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
NUMERATOR:
Net loss attributable to the Company – common shares	$(114,852)	$7,202	$(725,672)	$(195,801)
Less: Participating securities dividends	-	-	-	2,566
Net loss attributable to the Company per common share – basic and diluted	$(114,852)	$7,202	$(725,672)	$(198,367)

DENOMINATOR:
Weighted average common shares outstanding - basic	83,916	83,207	83,858	83,167
Effect of dilutive securities:
Stock options and restricted stock (1)	-	613	-	-
Weighted average common shares outstanding - diluted	83,916	83,820	83,858	83,167

Net loss attributable to the Company per common share:
Basic	$(1.37)	$0.09	$(8.65)	$(2.39)
Diluted	$(1.37)	$0.09	$(8.65)	$(2.39)

(1)    Outstanding equity awards of 6.0 million and 4.6 million for the three months ended September 30, 2014 and 2013, respectively, and 6.0 million and 6.1 million for the six months ended September 30, 2014 and 2013, respectively,were not included in the computation of diluted earnings per share because to do so would have been antidilutive.